UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in This Report on Form 6-K

The Company entered into a convertible note exchange agreement (the “Convertible Note Exchange Agreement”) with LMR Multi-Strategy Master Fund Limited (“LMR”) on October 4, 2024. Under the Convertible Note Exchange Agreement, LMR agrees to deliver to the Company for cancellation and termination the US$35,537,481 aggregate outstanding amount of the convertible notes previously issued by the Company to LMR pursuant to the Convertible Note Purchase Agreement dated June 29, 2023, as amended and restated on November 10, 2023, and the Convertible Note Purchase Agreement dated August 31, 2023, as amended and restated on November 10, 2023 (collectively, the “Previous Convertible Note Agreements”). In exchange, the Company will issue to LMR a convertible note (the “New Note”) in the principal amount of US$35,000,000 and, on or before December 31, 2024, pay US$537,481 to LMR in cash.

The transaction is subject to customary closing conditions and the closing is expected to take place in the near future. The initial maturity date of the New Note is September 30, 2025, which will be extended to December 31, 2025 if, on such date, the outstanding principal amount of the New Note is less than US$34,000,000. The term can be extended further until June 30, 2026 or December 31, 2026 depending on the Company’s repayment progress. Interest will be payable quarterly at a simple interest rate of 5.00% per annum. On or prior to June 30, 2025, the Company has the right to redeem all or any portion of the New Note at a price equal to 80% of the principal amount of all or such portion of the New Note, plus accrued and unpaid interest thereon. The Company also agrees to apply 20% of the net proceeds from any equity financing with a bona fide third-party investor or in the public market (excluding debt financing, whether or not involving an equity component) consummated prior to the maturity date to redeem a corresponding portion of the New Note. The New Note is convertible into American depositary shares (“ADSs”) representing the Company’s Class A ordinary shares. The first conversion period commences on January 20, 2025. LMR’s right to convert is subject to a quarterly conversion cap and can be suspended if certain repayments are made by the Company.

The issuance of the securities is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and is made in reliance on, and in compliance with, Regulation S under the Securities Act. As contemplated by the terms of the Convertible Note Exchange Agreement, the Company and LMR will also terminate certain derivative arrangements entered into with respect to the ADSs in connection with the Previous Convertible Note Agreements.

“We are pleased to complete this exchange of convertible notes with LMR, which demonstrates the Company’s commitment to strengthening our financial foundation,” said Ms. Wang Yang, Chief Executive Officer of the Company. “This strategic transaction also reflects our financial partners’ confidence in our business model and growth strategy, as well as our shared belief in the Company’s long-term vision. Going forward, we will remain dedicated to delivering sustainable value to our shareholders and shaping the future of EV charging services.”

“The new agreement with LMR enhances our financial flexibility and optimizes our capital structure,” said Mr. Steven Sim, Chief Financial Officer of the Company. “By exchanging and extending the maturity of our debt, we are better positioned to manage our cash flow and fund our strategic initiatives, while safeguarding our existing shareholders’ interests.”

A copy of the Convertible Note Exchange Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Convertible Note Exchange Agreement is qualified in its entirety by reference thereto. As reported on its current report on Form 6-K dated August 30, 2024, the Company is also filing copies of the share purchase agreement entered into by Dada Auto, a wholly-owned subsidiary of the Company, China Newlink Holding Limited and Sinopower Holdings International Co. Limited on August 30, 2024 and the promissory note executed by China Newlink Holding Limited in favor of Dada Auto on August 30, 2024, as Exhibit 10.2 and Exhibit 10.3 of this current report on Form 6-K, respectively.

Incorporation by Reference

This current report on Form 6-K, including the exhibits hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Convertible Note Exchange Agreement by and between the Registrant and LMR Multi-Strategy Master Fund Limited dated as of October 4, 2024
10.2	Share Purchase Agreement by and between Dada Auto, China Newlink Holding Limited and Sinopower Holdings International Co. Limited, dated as of August 30, 2024
10.3	Promissory note executed by China Newlink Holding Limited in favor of Dada Auto, dated as of August 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: October 4, 2024